UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

               For the transition period from            to

               Commission file number                1-12317

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

National-Oilwell Retirement and Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.

10000 Richmond Avenue

6th Floor

Houston, Texas 77042-4200

REQUIRED INFORMATION

The National-Oilwell Retirement and Thrift Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits — December 31, 2004 and 2003

(c)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2004; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

The Benefits Plan Administrative Committee
National-Oilwell Retirement and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the National-Oilwell Retirement and Thrift Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 14, 2005

National-Oilwell Retirement and Thrift Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash	$83,387	$—
Receivables:
Sales not yet settled	74,259	427,313

Total receivables	74,259	427,313
Investments	155,492,476	139,282,854

Total assets	155,650,122	139,710,167

Liabilities
Cash overdraft	—	227,392
Purchases not yet settled	515,185	104,791

Total liabilities	515,185	332,183

Net assets available for benefits	$155,134,937	$139,377,984

See accompanying notes.

National-Oilwell Retirement and Thrift Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employer contributions	$9,791,221
Participant contributions	8,615,642
Participant rollovers	363,962
Investment income	1,520,735
Net appreciation in fair value of investments	14,415,729

Total additions	34,707,289

Deductions:
Benefits paid to participants	18,447,248
Corrective distributions	23,987
Administrative expenses	479,101

Total deductions	18,950,336

Net increase	15,756,953

Net assets available for benefits at:
Beginning of year	139,377,984

End of year	$155,134,937

See accompanying notes.

National-Oilwell Retirement and Thrift Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the National-Oilwell Retirement and Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National-Oilwell, L.P. (the “Company”). The Company is a wholly owned subsidiary of National-Oilwell, Inc. Effective March 11, 2005, National-Oilwell, Inc., merged with Varco International, Inc., to form National Oilwell Varco, Inc.

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (“IRS”) limitations. After-tax contributions may be made at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Company matches 100% of the first 3% and 50% of the next 2% of each participant’s contribution. The Company’s discretionary contribution to the Plan, the Employer Retirement Contribution, is allocated to participants’ accounts based on their years of service. Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting

Participants are immediately vested in participant and employer contributions and the related earnings that have been credited to their accounts.

National-Oilwell Retirement and Thrift Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

If requested by the participant, the Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Participant Loans

The Plan includes a loan provision that permits participants to borrow up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one- to five-year terms.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

National-Oilwell Retirement and Thrift Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Short-term investments are stated at cost, which approximates fair value. Investments in common stocks and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective trust funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Effective October 1, 2003, Wachovia Bank, N.A. (“Wachovia”), was named trustee of the Plan. Prior to October 1, 2003, American Express Trust Company (“AETC”) served as the Plan’s trustee. Due to certain contractual restrictions, AETC continued to hold the American Express Trust Income Fund II through March 2004, at which point all remaining cash was transferred to Wachovia.

National-Oilwell Retirement and Thrift Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004	2003
National Oilwell Varco, Inc., common stock	$11,270,285	$9,477,778
Enhanced Stock Market Fund	17,097,142	16,239,005
Vanguard Growth Index Fund	14,628,705	14,488,029
Vanguard Total International Stock Index Fund	13,010,413	10,451,540
Vanguard Balanced Index Fund	9,161,945	8,169,082
Gartmore Morley Stable Value Fund	52,451,757	26,941,954
American Express Trust Income Fund II	—	25,307,741

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stocks	$4,848,333
Common collective trust funds	3,447,690
Mutual funds	6,119,706

Net appreciation	$14,415,729

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “IRC”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

National-Oilwell Retirement and Thrift Plan

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

December 31, 2004
EIN: 76-0488987 PN: 001

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value
*National Oilwell Varco, Inc.	319,362 shares of common stock	$11,270,285
*Wachovia Bank	Enhanced Stock Market Fund	17,097,142
Dreyfus Funds	Dreyfus Small Cap Stock Index Fund	2,472,253
Dreyfus Funds	Dreyfus Midcap Index Fund	2,550,336
Principal Investors	Principal Investors Midcap Value Institutional Fund	1,026,757
Principal Investors	Principal Investors Midcap Growth Institutional Fund	6,409,092
Vanguard	Vanguard Value Index Fund	7,262,402
Vanguard	Vanguard Growth Index Fund	14,628,705
Vanguard	Vanguard Small Cap Value Index Fund	2,845,119
Vanguard	Vanguard Small Cap Growth Index Fund	2,009,410
Vanguard	Vanguard Total International Stock Index Fund	13,010,413
Vanguard	Vanguard Balanced Index Fund	9,161,945
Vanguard	Vanguard Index Fund	6,936,375
Gartmore Trust Company	Gartmore Morley Stable Value Fund	52,451,757
Evergreen Investments	Evergreen Money Market Fund	240,268
Various	Self-directed brokerage accounts	85,905
*Participant loans	Various maturities and interest rates ranging from 5% to 11%	6,034,312

		$155,492,476

*Party-in-interest

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National-Oilwell Retirement and Thrift Plan

June 24, 2005	/s/Daniel L. Molinaro

Date	Daniel L. Molinaro Member of the National-Oilwell Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm